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                                                                  Exhibit 99

                                   AGREEMENT

                                 April 30, 1997

     The parties to this Agreement (this "Agreement") are William M. Webster, IV ("Mr. Webster") and Education Management Corporation, a Pennsylvania corporation (the "Company"). The parties, intending to be legally bound hereby, agree as follows:

     1. Resignation from Employment. Effective as of the end of business on April 30, 1997 (the "Separation Date"), Mr. Webster resigns from his employment with the Company and its direct and indirect subsidiaries.

     2. Benefits Upon Separation. In connection with the termination of his employment, Mr. Webster shall be entitled to the following:

        (a) Mr. Webster shall be entitled to receive payment in full promptly after the Separation Date of his base salary accrued as of the Separation Date but not theretofore paid, together with reimbursement for any previously unreimbursed Company expenses (subject to presentation of adequate supporting documentation therefor and compliance with other Company policies regarding expense reimbursement).

        (b) All of Mr. Webster's benefits, to the extent accrued and vested through but not after the Separation Date, under the Company's 401(k) Plan and Employee Stock Ownership Plan (ESOP) shall be paid to Mr. Webster in accordance with the terms of such plans.

        (c) Mr. Webster shall be entitled to continuation of medical benefits at his expense to the extent required under COBRA.


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        (d) Mr. Webster shall be entitled to participate in the Company's
            Employee Stock Purchase Plan through the Separation Date, in accordance with the terms of that plan.

        (e) Mr. Webster shall be entitled to the stock option rights set forth in Section 3 hereof.

        (f) Mr. Webster shall continue to be entitled to the benefits of the indemnification provisions applicable to officers of the Company under the Company's By-laws.

        (g) The Company shall pay Mr. Webster a non-accountable expense reimbursement of $20,000 for relocation expenses that Mr. Webster expects to incur in connection with the sale of his residence in Pittsburgh, such expense reimbursement to be paid within 30 days of the date of this Agreement.

     Except as expressly provided above, Mr. Webster waives any compensation, benefits or rights that may have accrued in his capacity as an employee or otherwise prior to the date of this Agreement and shall not be entitled to receive any salary or benefits or participate in any compensation plans, programs or arrangements of the Company after the Separation Date (other than for the consulting fees and expense reimbursement set forth in Section 4).

     3. Certain Stock Option Rights. Mr. Webster and the Company are parties to a Nonqualified Stock Option Agreement, dated as of May 2, 1996 (the "Option Agreement"), under which Mr. Webster was granted stock options in respect of an aggregate of 75,000 shares of the Company's Common Stock at an exercise price of $11.00 per share, which stock options (i) were vested as of the date of grant in respect of 18,750 shares of Common Stock (the "1996 Vested Options"),
(ii) were scheduled to vest as of May 1, 1997 in respect of 14,063 shares of Common Stock (the "1997 Vesting Options") and (iii) were scheduled to vest as of May 1 of 1998, 1999 and 2000 in respect of an aggregate of 42,187 shares of Common Stock (the "Later Vesting Options"). The share numbers and exercise prices in the foregoing sentence reflect the


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adjustments in the Option Agreement to take account of a reclassification and reverse split of the Company's common stock in November 1996.

     Under the terms of the Option Agreement, if Mr. Webster's employment with the Company were to terminate before May 1, 1997 as a result of his resignation, the 1997 Vesting Options and the Later Vesting Options would be forfeited by him. In the event of Mr. Webster's resignation, the 1996 Vested Options would remain exercisable for 90 days following his date of termination.

     The Option Agreement is hereby amended to provide for the vesting as of the date of this Agreement of the 1997 Vesting Options, subject only to the forfeiture conditions set forth below, and for the 1997 Vesting Options to be exercisable (in accordance with and subject to the terms of the Option Agreement (as amended by this Section 4)), in whole or in part, by the holder thereof only during the ninety (90)-day period beginning on the first anniversary of the Separation Date. The 1997 Vesting Options shall be forfeited immediately if, prior to his exercise thereof, (1) Mr. Webster breaches this Agreement, (2) directly or indirectly, becomes employed by, serves as a consultant or director to, acquires an ownership interest (other than a 1% or less ownership interest in a publicly traded company) in, or otherwise enters into a business relationship with, any publicly-held company engaged in the proprietary education business (other than any company identified in Schedule 3(a) to this Agreement), or any of the companies identified in Schedule 3(b) to this Agreement, or (3) becomes personally engaged, whether as a principal, advisor or otherwise, in an attempt to acquire, sell or engage in a business combination with any of the companies identified on Schedule 3(c) to this Agreement. As a condition to his exercise of the 1997 Vesting Options, Mr. Webster shall execute and deliver to the Company a written statement signed by him, representing that he has not engaged in any of the activities identified in the preceding sentence that would result in forfeiture of the 1997 Vesting Options.

     Except as expressly amended hereby, the Option Agreement shall remain unchanged and in full force and effect. Accordingly, as provided in the Option Agreement, the 1996 Vested Options are fully vested and may be exercised (in accordance with and subject to


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the terms of the Option Agreement), in whole or in part, only during the 90-day period beginning on the Separation Date, and the Later Vesting Options shall be forfeited in their entirety as of the Separation Date.

     Mr. Webster acknowledges that, effective upon the Separation Date, the stock options granted to him by the Company on or about October 30, 1996 under the Education Management Corporation 1996 Stock Incentive Plan shall be forfeited in accordance with the terms of the agreement pursuant to which those options were granted.

     4. Consulting and Cooperation. During the period commencing on May 1, 1997 and continuing for a period of six months thereafter, Mr. Webster shall, if requested by the Company from time to time, consult and cooperate with the Company and its representatives and otherwise assist the Company with regard to governmental affairs; provided, however, that the Company shall take reasonable measures to ensure that such obligations of Mr. Webster do not interfere with any employment opportunities or responsibilities of Mr. Webster during such period. As full compensation for the services to be provided by Mr. Webster pursuant to this Section 4, Mr. Webster shall, subject to the other provisions of this Section 4, be entitled to receive (i) six consecutive monthly payments of $16,667 each, payable on the first business day of each month, commencing in May, 1997 (except that the payment for May 1997 may be made not later than May 15, 1997), and (ii) reimbursement for any reasonable out-of-pocket expenses incurred by Mr. Webster at the request of the Company in performing his obligations under this Section 4. In the performance of services pursuant to this Section 4, Mr. Webster shall be serving as independent contractor to the Company and not as its employee. Accordingly, the Company shall not withhold any payments for taxes from Mr. Webster's consulting fee; instead, Mr. Webster shall be responsible for all applicable taxes in respect of such income. Mr. Webster shall not be empowered to execute any agreement on behalf of the Company or otherwise bind the Company. The Company shall have the right, but not the obligation, to terminate, at any time upon notice to Mr. Webster, the consulting arrangement set forth in this Section 4 if at any time during the six-month consulting period Mr. Webster (1) engages in any activity that would result in the forfeiture of the 1997 Vesting Options pursuant to Section 3 hereof, or (2) becomes


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an employee, consultant, advisor or director of or to any company, whether private or public, engaged in the proprietary education business (including any of the companies identified on Schedules 3(a), (b) or (c) to this Agreement). Mr. Webster shall give notice to the Company within three days following his first engaging in any such actions that would give the Company the right to terminate the consulting arrangement as provided in the preceding sentence. Upon termination of the consulting arrangement, the Company shall be released from the obligation to make any further payments (other than expense reimbursement) under this Section 4; provided, however, that if Mr. Webster fails to give timely notice as required in the preceding sentence, the Company shall not be required to make any such payments after the date such notice was due and Mr. Webster shall promptly repay any such payments, if any, received by him from the Company after such date.

     5. Non-Solicitation. For a period of two (2) years following the date of this Agreement, Mr. Webster shall not, directly or indirectly, solicit or in any manner induce or attempt to induce any employee or consultant of the Company or its direct and indirect subsidiaries to terminate his or her employment or engagement with the Company or such direct or indirect subsidiary.

     6. Confidential Information. Except for an act on behalf of the Company with the express prior written consent of the Chief Executive Officer of the Company or as may be required by law, Mr. Webster shall keep confidential and shall not directly or indirectly divulge to any other person or entity at any time, or use for any purpose detrimental to the Company or for his personal gain, any of the business secrets or other information regarding the Company, its subsidiaries and their respective affiliates (including without limitation any historical or projected financial information and any corporate development plans such as the identity of any potential acquisition targets) that has not otherwise become public knowledge through no fault of Mr. Webster. Mr. Webster acknowledges that all papers, books and records of every kind and description relating to the business and affairs of the Company and its affiliates, whether or not prepared by Mr. Webster, other than his personal notes, shall remain the


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sole and exclusive property of the Company, and Mr. Webster shall return them to the Company promptly following the Separation Date.

     7. Remedies. The parties to this Agreement acknowledge that the remedy at law for breach of the provisions of Sections 5 or 6 would be inadequate and that, in addition to any other remedy the Company or its direct and indirect subsidiaries may have for a breach of any of those sections, the Company or such subsidiaries shall be entitled to an injunction restraining any such breach or threatened breach, without any bond or other security being required.

     8. Acknowledgment and Release. Mr. Webster acknowledges that the benefits he is to receive pursuant to this Agreement shall be in full satisfaction of all claims (whether asserted or unasserted), if any, against or with respect to the Company, its subsidiaries and other affiliates, and their respective stockholders, directors, officers, employees and agents, past and present. Except for the obligations of the respective parties under this Agreement, each of Mr. Webster, on the one hand, and the Company, on the other hand, does, for himself or itself, and his or its heirs, personal representatives, successors and assigns, hereby irrevocably release, promise, quitclaim and discharge the Company, its subsidiaries and other affiliates, their respective stockholders, directors, officers, employees and agents, past and present, and the Company's predecessors, successors and attorneys, in the case of Mr. Webster, and Mr. Webster and his heirs and personal representatives, in the case of the Company, of and from any and all manner of actions, causes of action, claims, suits, debts, dues, sums of money, controversies, agreements, promises and demands whatsoever, both at law and in equity, which he now has or ever had or may in the future have, for, upon, or by reason of any matter, cause or thing whatsoever on or before the Separation Date for, on account of or arising out of any transactions or events that have occurred prior to the Separation Date. This release is for any relief no matter how called, including, but not limited to, wages, back pay, front pay, stock or other equity compensation, debt repayment, compensatory damages, liquidated damages, punitive damages, damages for pain or suffering, costs, attorneys' fees and expenses and claims to be reinstated to employment with the Company. Mr. Webster represents that he has carefully read the foregoing

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release, that he has had the opportunity to have an attorney explain to him the terms of the foregoing release, that he accepts full responsibility and consequences of his action or nonaction in this regard, that he knows and understands the content of this Agreement, that he executes this Agreement knowingly and voluntarily as his own free act and deed, that the terms of this Agreement are totally satisfactory and thoroughly understood by him, and that this Agreement was freely negotiated and entered into without fraud, duress or coercion.

     9. Securities Transactions. Mr. Webster acknowledges that he has served in a key position with the Company in which he has had access to sensitive, non-public information about the Company and its operations. Mr. Webster shall conduct any and all transactions in the securities of the Company in strict compliance with all applicable securities laws.

     10. Notices. Any and all notices under this Agreement shall be in writing and shall be deemed to have been duly given or made for all purposes if hand delivered, sent by a nationally recognized overnight courier or sent by telephone facsimile transmission (confirmation of receipt requested), as follows:

If to the Company, to it at:

                           300 Sixth Avenue
                           Pittsburgh, PA  15222
                           Attention:  Robert B. Knutson
                           FAX:  (412) 562-0934

If to Mr. Webster, to him at:

                           509 Grove Street
                           Sewickley, PA  15143
                           FAX:  (412) 741-4371

or at such other address or telecopy number as any party specifies by notice given to the other party in accordance with this Section 10. The date of giving of or making notice shall be deemed to be the date of hand delivery, the date sent by telephone facsimile transmission, or the day after delivery to an overnight courier service.


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     11. Waiver. The failure of a party to this Agreement to insist on any occasion upon strict adherence to any term of this Agreement shall not be considered to be a waiver or to deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

     12. Separability. If any provision of this Agreement shall be invalid or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

     13. Complete Agreement. This Agreement constitutes the entire understanding of the parties with respect to its subject matter, supersedes all prior agreements and understandings with respect to such subject matter, and may be terminated or amended only by a writing signed by all of the parties to this Agreement.

     14. Governing Law. The provisions of this Agreement shall be governed by and construed in accordance with the law of the Commonwealth of Pennsylvania other than the conflict of law provisions of such laws.

     15. Headings. The headings in this Agreement are for convenience of reference only.

     16. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                                           EDUCATION MANAGEMENT CORPORATION

                                           By:  /s/ ROBERT B. KNUTSON
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                                                      Robert B. Knutson
                                                   Chief Executive Officer

                                                /s/ WILLIAM M. WEBSTER, IV
                                           ----------------------------------
                                                    William M. Webster, IV


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